NEWMARKET GOLD CONFIRMS NEAR-MINE HIGH-GRADE GOLD MINERALIZATION IN LOWER
PHOENIX FOLLOWING SURFACE BASED DRILL PROGRAMS AT FOSTERVILLE GOLD MINE

Vancouver, B.C. – February 29, 2016 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI)(OTCQX:NMKTF) is pleased to announce the positive results of 9 drill holes (6,640 metres) from two new surface based growth programs that targeted the southern (6200mN) and northern (7950mN) areas of the Lower Phoenix system at the flagship Fosterville Gold Mine. Drilling at Fosterville continues to focus on further defining near mine underground gold targets located on the Lower Phoenix and Lower Phoenix Footwall (LPFW) Faults where the Company believes there is good potential to extend the current known resource. Drill results include several high-grade gold intercepts along strike from Fosterville’s Mineral Resources and Reserves. Additionally, 500m of underground development to build the Harrier Exploration Drill Drive, a third growth program at Fosterville, is well advanced. All dollar amounts disclosed are in US dollars.

Highlights and Key Drill Intercepts at Fosterville (Outside Indicated Mineral Resources Reported December 2014)

•	Drilling in the Lower Phoenix system confirms near-mine gold mineralization, with high-grade gold intercepts, and indicates potential to extend resources south (down-plunge) and north (up-plunge).

•

Surface based diamond drilling on the Lower Phoenix South system (6200mN), targeting the down - plunge extensions of Lower Phoenix structures approximately 200m south of delineated Mineral Resources, has returned 12.75 g/t Au over 5.9m (ETW 4.5m) in hole SPD614C (including 29.41 g/t Au over 1.3m (ETW 1.0m)) and 6.16 g/t Au over 2.05m (ETW 1.9m) in hole SPD614A.

•

Surface based diamond drilling on the Lower Phoenix North system (7950mN), targeting the up- plunge extension of the Lower Phoenix Faults, approximately 200m north of defined Mineral Resources, has returned significant drill intercepts including 12.5 g/t Au over 3.35m (ETW 2.4m) in hole SPD615A and 9.28 g/t Au over 3.35m (ETW 3.1m) in hole SPD615.

•

Surface based diamond drilling has commenced on 7850mN to follow-up the high-grade gold results returned for 7950N. Drilling will target up-plunge extensions of the Lower Phoenix system 100m north of defined Mineral Resources.

•

Underground drill drive development commenced in Q4 2015 from the Harrier Decline to support 2016 drilling of the down-plunge extension of the Phoenix gold system approximately 1000m south of current Mineral Reserves. A total of 243m of development of this project is now complete.

•	Fosterville continues to finalize the December 2015 Mineral Resource and Reserve NI43-101 Technical Report which is on track to be delivered before the end of Q1 2016.

ETW – Estimated True Width, All drill results are presented in Table 1

Mr. Douglas Forster President and Chief Executive Officer, Newmarket Gold commented: “We are very encouraged by the latest drill results from our growth programs targeting the Lower Phoenix system at our flagship Fosterville Gold Mine. Based on our exploration success to date, and the previous discovery of the high-grade, visible gold-bearing Eagle Fault Zone, we believe the Lower Phoenix system has excellent potential to increase Mineral Resources. In 2016, drill programs will be focused on expanding the current resource base by gaining a detailed understanding of the geological potential to extend Mineral Resources, both up-plunge and down-plunge of existing Mineral Reserves in the Lower Phoenix system. With these first 9 holes, we have intersected mineralization to the North and South suggesting potential extension of resources near-mine while adding greater confidence that the mine will continue to produce high-quality ounces for many years to come.”

Fosterville Surface Drilling Programs

Since August 2015, Newmarket has committed approximately $2.0M to several surface drill programs to test both the northern and southern extensions of the Lower Phoenix mineralized system, which is one of the significant ore sources for the Fosterville Gold Mine. The purpose of the drilling is to increase the knowledge and confidence, both up-plunge and down-plunge of the current mining areas, and to potentially increase Mineral Resources. Newmarket sees these programs as a critical investment into the Fosterville Gold Mine to allow for sustainable growth in the Mineral Resource base and the extended future of Newmarket’s flagship operation.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Lower Phoenix South (6200mN) Surface Drill Program

Drilling activities commenced from surface drilling locations in August 2015 (Figure 1) as part of a detailed program targeting the down-plunge extensions of the Lower Phoenix system. The program comprises one parent hole and four daughter holes totaling approximately 3,300m at a cost of approximately $515,000. The target drill intercept positions lie approximately 200m south of existing Mineral Resources and 370m south of existing Mineral Reserves. Results of 12.75 g/t Au over 5.9m (ETW 4.5m) in hole SPD614C highlight the potential for additional Mineral Resource growth a significant distance from the current mining areas. This latest result supports the previously reported drill intercept of 4.43g/t Au over 8.0m (ETW 6.1m) in hole SPD567B on 6075mN (Figure 2) These new drill intercepts are associated with Lower Phoenix Footwall westerly dipping faults adjacent to the Lower Phoenix Fault, and are seen as a significant future mining area down-plunge.

Lower Phoenix North (7950mN and 7850mN) Surface Drill Programs

The Lower Phoenix North (7950mN) surface drill program was designed to target the up-plunge extension of the Lower Phoenix system (Figures 1 & 2). The program, which commenced in September 2015 and was completed in January 2016, comprised four holes for a total of 2,580m at a cost of approximately $545,000. Previous drilling also exists on northings 8200mN and 7700mN and the results in the 7950mN program of 12.5 g/t Au over 3.35m (ETW 2.4m) in hole SPD615A and 9.28 g/t Au over 3.35m (ETW 3.1m) in hole SPD615 highlight the potential to increase Mineral Resources in this area.

Gold mineralization present on 8200mN includes 6.52 g/t Au over 6.0m (ETW 4.2m) in hole UDE091 and 4.73 g/t Au over 7.9m (ETW 5.7m) in hole UDE090 and on 7700mN includes 3.2 g/t Au over 6.5m (ETW 6.5m) in hole SPD609A and 2.19 g/t Au over 5.3m (ETW 5.1m) in hole SPD609. This drilling has shown the continuity of mineralization between the 7700mN and 8200mN sections is supported by these latest results.

After the success of the drilling on the 7950mN section a decision was made to commence a drill program at a cost of $600,000 on the 7850mN section. This drill program is currently underway and is an important development for the Fosterville Gold Mine as a successful outcome would support an alternate mining front allowing for greater flexibility in future mining plans.

Harrier Drill Drive Development

Development of a drill drive west from the Harrier Decline commenced in Q4 2015 and when complete will establish a drill platform to allow testing of the Fosterville mineralization corridor approximately 1000m down-plunge southwards of current Mineral Reserves (Figures 1 and 2).

A total of 243m of development is now complete and approximately 257m of further development is planned to be constructed in the first half of 2016. The total development cost is estimated to be approximately $2.7M. Commencement of exploration drilling from the Harrier drill drive is planned for Q3 2016. The Harrier drill drive development will provide a future opportunity for extension in a northerly direction to explore resource potential towards the current mining areas of Phoenix and Lower Phoenix.

To view a PDF of the tables and figures as referenced in this press release please go to the following link:
http://media3.marketwire.com/docs/NG_Tables_1_and_2_Figures_1_and_2.pdf

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
416.847.1847
llepore@newmarketgoldinc.com

Ryan King
VP, Corporate Communications
604.559.8040
rking@newmarketgoldinc.com

www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this News Release or incorporated by reference herein, except in accordance with applicable securities laws.

Table 1:	Drill Assay Intercepts for Lower Phoenix and Lower Phoenix Footwall Structures (Intercepts
reported are outside of the December 31, 2014 Indicated Mineral Resources)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
6200mN Drill Section
SPD614A	1,098.00	1,102.90	4.90	4.8	2.11	Lower Phoenix Footwall
And	1,114.35	1,116.40	2.05	1.9	6.16	Lower Phoenix Footwall
SPD614B	1,157.90	1,160.00	2.10	1.1	3.93	Lower Phoenix Footwall
SPD614C	1,197.95	1,202.90	4.95	4.1	2.24	Lower Phoenix Footwall
And	1,409.00	1,414.90	5.90	4.5	12.75	Lower Phoenix Footwall
Including	1,411.70	1,413.00	1.30	1.0	29.41	Lower Phoenix Footwall
7950mN Drill Section
SPD615	830.55	833.90	3.35	3.1	9.28	Lower Phoenix
And	856.25	860.40	4.15	3.6	2.32	Lower Phoenix
SPD615A	831.00	834.35	3.35	2.4	12.50	Lower Phoenix
And	913.80	915.85	2.05	1.7	1.89	Lower Phoenix
SPD615B	869.80	872.20	2.40	1.2	2.51	Lower Phoenix
SPD615C	911.30	921.00	9.70	9.1	4.41	Lower Phoenix
Including	917.65	921.00	3.35	2.6	8.09	Lower Phoenix

Notes: Drill intercepts greater than or equal to 30 Gram-Metres (gold grade x estimated true width) are shown in bold text

Drilling and Assay QAQC

Newmarket Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down hole deviations are measured by electronic multi-shot cameras.

All reported drill intercepts are from NQ2 sized diamond drill core that was cut longitudinally in half with a diamond saw. One-half of the drill-core was sent for assay and the other half retained for reference. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulphides. No visible gold was observed in the drill core samples.

Assay results are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2m internal dilution. No upper gold grade cut has been applied to the data. However, during future resource work the requirement for assay top cutting will be assessed.

Drill samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

Table 2: Exploration Surface Drill Hole Collar Locations, Fosterville Gold Mine
(Drilling programs later than and outside of the reporting of the December 31, 2014
Indicated Mineral Resources, Fosterville Mine Grid)

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Depth (m)
SPD614	6,205	1,176	5,172	90	-82	459.2
SPD614A	6,205	1,176	5,172	90	-82	1,199.9
SPD614B	6,205	1,176	5,172	90	-82	1,214.2
SPD614C	6,205	1,176	5,172	90	-82	1,506.8
SPD614D (1)	6,205	1,176	5,172	90	-82	-
SPD615	7,980	1,182	5,164	90	-72	939.9
SPD615A	7,980	1,182	5,164	90	-72	939.6
SPD615B	7,980	1,182	5,164	90	-72	954.7
SPD615C	7,980	1,182	5,164	90	-72	1,047.7
SPD615D	7,980	1,182	5,164	90	-72	1,326.7
SPD616(1)	7,851	1,122	5,165	90	-63	-

Notes: (1) Drill hole in progress

2,500 mE
Key
Reserve Stopes
Resource Grade Shells
Indicated
>3 g/t Au
1.5 g/t Au
Inferred
>3 g/t Au
1.5 g/t Au
Mined Stopes & Development
(Mineral Resources and Reserves as at December 31, 2014)
MIN5404
A
Falcon Portal
Ellesmere Portal
276,000 mE
SPD615
SPD615A
SPD615B
SPD615C
SPD615D
7950mN
SPD616
7850mN
7,500 mN
7,500 mN
Long Projection
line of projection
(Views looking west)
SPD614
SPD614A
SPD614B
SPD614C
6200mN
5,932,000 mN
Proposed
Harrier Development
Harrier Drill Drive
MIN4456
5,000 mN
5,000 mN
EL3539
B
Fosterville Mine Grid (MGA Zone 55 Grid Overlay)
2,500 mE

MAP AREA
BENDIGO
MELBOURNE

Scale

0 1,000

metres

Newmarket Gold

MGA North
Magnetic North
Mine Grid North
10 deg 50'
22 deg

Figure 1 **Location Plan, Fosterville Gold Mine** Feb 2016

South
'B'
North
'A'
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
4,000 mRL
Harrier & Osprey
Vulture
Ellesmere
HARRIER DECLINE
CENTRAL DECLINE
PHOENIX DECLINE
Harrier Drill Drive (Current Jan 2016)
Phoenix
Drill Target Area
Lower Phoenix
Splay
6200mN
7850mN
7950mN
SPD615A 12.5(2.4)
SPD615 9.3(3.1)
SPD615 2.3(3.6)
UDE089
UDE090
UDE091 6.5(4.2)
UDE090 4.7(5.7)
UDE091
UDH0944
UDH0821
UDH0735
SPD614A 2.1(4.8)
SPD609A 3.2(6.5)
SPD613A
SPD613
SPD613C
SPD609B
SPD609A
UDH0794
SPD609 5.3(5.1)
SPD615A 1.9(1.7)
SPD615B 2.5(1.2)
SPD614A 6.2(1.9)
SPD614B 3.9(1.1)
SPD614C 2.2(4.1)
SPD567B 4.4(6.1)
SPD614C 12.8(4.5)
SPD615C 4.4(9.1)
5,000 mN
6,000 mN
7,000 mN
8,000 mN
9,000 mN
Fosterville Mine Grid
0
500
metres
(View looking to West)
LEGEND
MINING
Mined Open Pits
Target Trend
Mined Stopes
Mined Development
Reserve Stopes
Mine Design
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3 g/t Au
1.5 g/t Au
(Mineral Resources, Reserves and Mining as at December 31, 2014)
DRILL INTERCEPTS (Coloured By *Gram-Metre)
>30
15 to 30
5 to 15
1 to 5
0 to 5
DRILL INTERCEPT LABELS (Shown for >=30 *Gram-Metres)
Hole Name
Grade (g/t Au) & (True Width [m])
* Gram-Metre = Gold Grade x True Width
Symbol denotes previous reported drill result

Newmarket Gold

Figure 2 Longitudinal Projection of Fosterville Gold Mine

Feb 2016